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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 8-A/A

                                 AMENDMENT NO. 1

                  REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              COMPUWARE CORPORATION
             (Exact name of registrant as specified in its charter)

                MICHIGAN                                          38-2007430
(State of incorporation or organization)                       (I.R.S. Employer
                                                             Identification No.)

 ONE CAMPUS MARTIUS, DETROIT, MICHIGAN                            48226-5099
(Address of principal executive offices)                          (Zip Code)

If this Form relates to the registration of a class of pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box: [ ]

If this Form relates to the registration of a class of pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box: [X]

Securties Act registration statement file number to which this form relates (if applicable): 0-20900

Securities to be registered pursuant to Section 12(b) of the Act:

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
TITLE OF EACH CLASS   NAME OF EACH EXCHANGE ON WHICH
TO BE SO REGISTERED   EACH CLASS IS TO BE REGISTERED
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
        None                       None

Securities to be registered pursuant to Section 12(g) of the Act: Series A Junior Participating Preferred Stock Purchase Rights

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ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     On May 9, 2006, Compuware Corporation (the "Company") executed an amendment (the "Amendment") to the Rights Agreement (as previously amended, the "Rights Agreement") between the Company and Equiserve Trust Company, N.A., now known as Computershare Trust Company N.A., as Rights Agent (the "Rights Agent"), dated as of October 25, 2000. Pursuant to the Amendment, the description of the registered securities is amended and restated in its entirety as follows:

     On October 23, 2000, the Board of Directors of Compuware Corporation (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding Common Share, par value $0.01 per share (the "Common Shares"), of the Company. The dividend is payable to the shareholders of record at the close of business on November 9, 2000 (the "Record Date"), and with respect to Common Shares issued thereafter until the Distribution Date (as defined below) and, in some circumstances, with respect to Common Shares issued after the Distribution Date. Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Company one two-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the "Preferred Shares"), of the Company at a price of $40.00 per one two-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and EquiServe Trust Company, N.A., as Rights Agent (the "Rights Agent"), dated as of October 25, 2000, as amended.

     Initially, the Rights will be evidenced by the certificates representing Common Shares then outstanding, and no separate certificates evidencing the Rights ("Right Certificates") will be distributed. The Rights will become exercisable and separate from the Common Shares upon the earlier to occur of (1) the first date of public announcement that a person or group of affiliated or associated persons, other than the Company, any subsidiary, or an employee benefit plan of the Company or one of its subsidiaries, has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Shares (except pursuant to a Permitted Offer, as defined below, specified acquisitions of Common Shares by the Company, specified inadvertent acquisitions, and specified acquisitions specifically permitted by the Company's Board of Directors); or (2) the close of business on the tenth business day (or such later date as the Company's Board of Directors may determine) after the commencement of, or a public announcement of an intention to commence (which tender offer is not terminated within such ten business days), a tender or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (as defined below), the earlier of such dates being called the "Distribution Date." The Rights are not exercisable until the Distribution Date has occurred. Generally, a person or group whose acquisition of Common Shares causes a Distribution Date pursuant to clause (1) above is an "Acquiring Person." The first date of public announcement that a person or group has become an Acquiring Person is the "Shares Acquisition Date."

     The Rights Agreement provides that, until the Distribution Date, the right to receive Right Certificates will be transferable only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation

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incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the transfer of any certificates for Common Shares will also constitute the transfer of the Rights associated with the Common Shares represented by such certificates. As soon as practicable following the Distribution Date, separate Right Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date (and to each initial record holder of certain Common
Shares issued after the Distribution Date), and, thereafter, such separate Right Certificates alone will evidence the Rights. Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The Rights will expire at the close of business on May 9, 2009 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed as described below.

     In the event that any person becomes an Acquiring Person (except pursuant to a tender or exchange offer for all outstanding Common Shares at a price and on terms which a majority of the Company's directors determines to be adequate and in the best interests of the Company and its shareholders, other than such Acquiring Person, its affiliates and associates (a "Permitted Offer")), each holder of a Right will thereafter have the right (the "Flip-In Right") to receive upon exercise, at the then current Purchase Price, that number of Common Shares (or, in certain circumstances, one two-thousandths of a Preferred Share) having an average market value during a specified time period equal to two times the then current Purchase Price. Notwithstanding the foregoing, following the occurrence of a person becoming an Acquiring Person, any Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or any affiliate or associate thereof will be null and void. In other words, the Rights holders, other than the Acquiring Person and certain others, may purchase Common Shares (or, in certain circumstances, Preferred Shares) at a 50% discount.

     Alternatively, in the event that, at any time on or following the Shares Acquisition Date, (1) the Company is a party to a merger or statutory share exchange in which the holders of all of the outstanding Common Shares immediately before the consummation of the transaction are not the holders of all of the surviving corporation's voting power, or (2) more than 50% of the Company's assets or earning power is sold or transferred, in either case with or to an Acquiring Person or any affiliate or associate or any other person in which such Acquiring Person, affiliate or associate has an interest or any person acting on behalf of or in concert with such Acquiring Person, affiliate or associate, or, if in such transaction all holders of Common Shares are not treated alike, any other person, then each holder of a Right (except Rights that have been voided as set forth above) shall thereafter have the right (the "Flip-Over Right") to receive, upon exercise, at the then current Purchase Price, common shares of the acquiring or surviving company having an average market value during a specified time period equal to two times the then current Purchase Price. In other words, the Rights holders, other than the Acquiring Person and certain others, may purchase the acquiring or surviving company's common shares at a 50% discount.

     The Purchase Price payable, and the number of one two-thousandths of a Preferred Share or Common Shares issuable, upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution (1) in the event of a stock dividend on, or a subdivision, combination or


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reclassification of, the Preferred Shares, (2) upon the grant to holders of the
Preferred Shares of certain rights, options or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares, or (3) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above). The number of outstanding Rights and the exercise price of the Rights are also subject to adjustment in the event of a stock dividend on the Common Shares payable in Common Shares or subdivisions or combinations of the Common Shares occurring, in any such case, before the Distribution Date.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price. The Company will not be required to issue fractional Preferred Shares (other than fractions that are integral multiples of one two-thousandth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) or fractional Common Shares and, in lieu thereof, an adjustment in cash may be made based on the market price of the Preferred Shares or Common Shares, as applicable, on, or an average ending immediately before, the last trading date before the date of exercise.

     At any time before a person becomes an Acquiring Person, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"), which redemption shall be effective upon the action of the Board of Directors. Additionally, after 60 days after the later of the date holders of Rights begin to have Flip-In Rights and the effective date of a registration statement under the Securities Act of 1933 with respect to securities issuable upon exercise of such Flip-In Rights, but before holders of Rights begin to have Flip-Over Rights, the Company may redeem the then outstanding Rights in whole, but not in part, at the Redemption Price; provided that such redemption is (1) in connection with a merger, statutory share exchange or other business combination transaction or series of transactions involving the Company in which all holders of Common Shares are treated alike but not involving an Acquiring Person or its affiliates or associates, or (2) at a time when no other persons are Acquiring Persons and the Acquiring Person is not the beneficial owner of 10% of the Common Shares. The Redemption Price may, at the option of the Company, be paid in cash or Common Shares.

     However, in the event the Company receives a Qualified Offer (as defined below), the Rights may be redeemed by way of shareholder action taken at a special meeting of shareholders called for the purpose of voting on a resolution accepting the Qualified Offer and authorizing the redemption of the Rights pursuant to the provisions of the Agreement. The special meeting must be held within 90 business days after the Company receives a request from shareholders to hold such a meeting. If a resolution to redeem the Rights is approved at the special meeting (or if the special meeting is not held on or before the 90th business day after receipt of the request for a meeting), it will become effective immediately prior to the consummation of any Qualified Offer consummated within 60 days after the earlier of the special meeting or the 90th business day after receipt of a request for a special meeting of shareholders. A "Qualified Offer" is a tender offer for all outstanding Common Shares not already beneficially owned by the person making the offer that meets all of the following conditions:


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     -    the same per share price is offered for all shares, is greater than the highest closing price for the Common Shares during the 365 calendar day period immediately preceding the date on which the offer is commenced, represents a reasonable premium above the average of the closing prices for the five trading days immediately preceding the date on which the offer is commenced, is at least 70% cash (with any non-cash consideration consisting of common stock of the offeror), and is to be paid upon consummation of the offer,

     - if the consideration offered includes shares of common stock of the offeror, the offeror is a publicly owned United States corporation and its common stock is traded on either the New York Stock Exchange or the Nasdaq National Market, no further stockholder approval is required to issue such common stock, no other class of voting stock of the offeror is outstanding, and the offeror shall permit the Company's investment banking firm and legal counsel to have access to such offeror's books, records, management, accountants and other advisers for the purpose of permitting such investment banking firm and such legal counsel to conduct a due diligence review to permit such investment banking firm to be able to render a fairness opinion with respect to the consideration being offered,

     - the offer is accompanied by written financing commitments and/or the offeror has on hand cash or cash equivalents, for the full amount of all financing necessary to consummate the offer and follow-on merger,

     - the offer is subject to a non-waivable condition that a minimum of 90% of the outstanding Common Shares (other than those owned by the offeror) will be tendered and not withdrawn as of the offer's expiration date,

     - the offer by its terms remains open for at least 60 business days and at least 10 business days after the date of any special meeting of shareholders called under the redemption provisions, plus 15 business days after any change in price or after any bona fide alternative offer for a higher consideration is made,

     - the offer is accompanied by a written opinion of a nationally recognized investment banking firm stating that the price to be paid to holders pursuant to the offer is fair and including any written presentation of such firm showing the analysis and range of values underlying such conclusion,

     - on or before the date the offer is commenced, such person makes an irrevocable written commitment to the Company:

          - to acquire, within 5 business days following completion of the offer, all Common Shares then not beneficially owned by such person at the same cash price per share as paid in the offer,

          - not to amend its offer to reduce the price or otherwise change the terms in a way that is adverse to tendering shareholders, and


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          -    if the offer is not consummated, that such person will not make another offer for the Common Shares within one year if at least 85% of the Common Shares not owned by such Person has not been tendered, and

     - such offer is subject only to the conditions required in the definition and usual and customary terms and conditions, and is not subject to any financing, funding or similar condition, nor to any condition relating to completion of or satisfaction with any due diligence or similar investigation.

     Effective (1) at the time of adoption by the Board of Directors of a resolution authorizing the redemption of the Rights (or such other date chosen by the Board of Directors in authorizing such redemption), or (2) at the effective time of a redemption in connection with the calling of a special meeting of shareholders in connection with a Qualified Offer, the right to exercise the Rights shall terminate and the only right of holders of the Rights will be to receive the Redemption Price.

     The Preferred Shares purchasable upon the exercise of the Rights will not be redeemable. The Rights Agreement provides that each Right is exercisable for one two-thousandth of a Preferred Share. The Certificate of Designation for the Preferred Shares provides that each full Preferred Share would be entitled to a preferential quarterly dividend in an amount equal to the greater of $1.00 per share and 2,000 times the dividend declared on each Common Share. In the event of liquidation, the holders of Preferred Shares would receive a preferential liquidation payment equal to the greater of $1,000 per share and 2,000 times the payment made per Common Share, plus, in each case, accrued and unpaid dividends. In the event of any merger, consolidation, statutory share exchange, combination or other transaction in which Common Shares are exchanged, each Preferred Share would be entitled to receive 2,000 times the amount received per Common Share. Each Preferred Share would have 2,000 votes, voting together with the common stock. The rights of the holders of Preferred Shares as to dividends, liquidation and voting, and in the event of mergers, consolidations and statutory share exchanges, are protected by customary anti-dilution provisions.

     Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company before the Distribution Date without the consent of the Rights holders. From and after the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to correct or supplement any provision contained in the Rights Agreement which may be defective or inconsistent with any other provision, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or, subject to certain limitations, to shorten or lengthen any time period under the Rights Agreement, but no amendment to adjust the time period governing redemption shall be made at a time when the Rights are not redeemable.

     While the distribution of the Rights should not be taxable to shareholders or to the Company, shareholders will recognize taxable income if the Rights are redeemed and may, depending on the circumstances, recognize taxable income if the Rights become exercisable or are exercised or upon the occurrence of certain events thereafter. Shareholders are encouraged to consult their own tax advisers concerning the tax treatment in their particular situation.


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

     The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired, and under certain circumstances the Rights beneficially owned by such a person or group may become void. The Rights should not interfere with any merger, statutory share exchange or other business combination approved by the Board of Directors because, if the Rights would become exercisable as a result of such merger, share exchange or business combination, the Board of Directors may, at its option, at any time before the time that any person becomes an Acquiring Person, redeem all (but not less than all) of the then outstanding Rights at the Redemption Price.

     The Amendment is an exhibit hereto. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and the Amendment, which are incorporated herein by reference. A copy of the Rights Agreement and the Amendment have been filed with the Securities and Exchange Commission and are available via the Internet at www.sec.gov or free of charge from the Company and may be obtained by contacting the Company's Secretary.

ITEM 2. EXHIBITS

Exhibit No.   Description
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
     1        Rights Agreement, dated as of October 25, 2000, between Compuware
              Corporation and EquiServe Trust Company, N.A., which includes as
              Exhibit A the form of Certificate of Designation of Series A
              Junior Participating Preferred Stock, as Exhibit B the form of
              Rights Certificate and as Exhibit C the Summary of Rights to
              Purchase Preferred Shares. Pursuant to the Rights Agreement,
              printed Right Certificates will not be mailed until as soon as practicable after the earlier of the first date of public
              announcement that a person or group has acquired beneficial ownership of 20% or more of the outstanding Common Shares or close of business on the tenth business day (or such later date as the
              Board of Directors of the Company may determine) after a person or group commences or publicly announces an intention to commence a tender or exchange offer if, upon consummation thereof, such person would become an Acquiring Person (as defined in the Rights
              Agreement) (previously filed as Exhibit 1 to the Company's
              Registration Statement on Form 8-A filed on October 26, 2000).

     2        Amendment To Rights Agreement, dated as of October 29, 2001, to
              Rights Agreement, dated as of October 25, 2000, between Compuware
              Corporation and Equiserve Trust Company, N.A., now known as
              Computershare Trust Company N.A., a National Banking Association, as Rights Agent (previously filed as Exhibit 4.6 to the Company's
              Current Report on Form 8-K filed on May 11, 2006).

     3 Amendment No. 2, dated as of May 9, 2006, to Rights Agreement, dated as of October 25, 2000, between Compuware Corporation and Equiserve Trust Company, N.A., now known as Computershare Trust
              Company


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
              N.A., a National Banking Association, as Rights Agent (previously filed as Exhibit 4.7 to the Company's Current Report on Form 8-K filed on May 11, 2006).

                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        COMPUWARE CORPORATION


Date: May 11, 2006                      By: /s/ Laura L. Fournier
                                            ------------------------------------
                                            Laura L. Fournier
                                            Senior Vice President
                                            Chief Financial Officer


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